Exhibit 99.1

Clearmind Medicine Announces First US Site for its Phase I/IIa Clinical Trial Evaluating CMND-100 in Patients with Alcohol Use Disorder

Tel Aviv, Israel / Vancouver, Canada, May 22, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the selection of its first U.S. site for the company’s Phase I/IIa clinical trial of its proprietary MEAI-based CMND-100 compound for the treatment of alcohol use disorder (“AUD”). Yale School of Medicine’s Department of Psychiatry is the first US-based clinical site to join the company’s first-in-human (FIH) trial.

The site will be led by Anahita Bassir Nia, MD, a specialist in substance abuse, including alcohol abuse. She joined the Yale School of Medicine in 2018 as an Assistant Professor of Psychiatry, after completing her psychiatry residency at Mount Sinai Beth Israel and her addiction psychiatry fellowship at Mount Sinai West’s Icahn School of Medicine in New York.

“We are honored to have Yale School of Medicine’s Department of Psychiatry as part of our clinical trial,” said Clearmind’s Chief Executive Officer Dr. Adi Zuloff-Shani. “We see this collaboration with a global pioneer in psychedelics research, as further validation of our innovative drug candidate for potential treatment for alcohol use disorder.”

Clearmind recently announced it had been granted approval by the Ethics Committee (equivalent of an institutional review board) of Israel’s IMCA center for the Phase I/IIa clinical trial of CMND-100. The CM-CMND-001 clinical trial is a multinational, multi-center, Phase I/II single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects.

“We believe that CMND-100 has the potential to be a game-changer in treating addictions and mental health concerns, as successfully demonstrated in previous pre-clinical studies,” added Dr. Zuloff-Shani. “With an extensive IP portfolio and an award-winning advisory board of renowned psychiatrists and researchers from around the world, we’re confident in our unique treatment model. CMND-100 is expected to provide immediate therapeutic benefit, as a self-administered and non-addictive prescription pill that is not dependent on expensive therapies.”

In the clinical trial, oral capsules will be administered once daily for ten consecutive days. The patients will report their drinking patterns and craving for alcohol (and cigarettes) during the clinical trial period.

The primary end-point of the trial is to find the tolerable dose and characterize the safety and pharmacokinetics/ pharmacodynamics (PK/PD) of single and repeated doses of CMND-100 in healthy subjects and in those with AUD. The secondary end-point is to evaluate the efficacy of CMND-100 in reduction of drinking patterns and craving in individuals with moderate-to-severe AUD.

Dr. Zuloff-Shani said that Dr. Bassir Nia is ideal for the task because “her research focuses on addiction and mental health disorders, and she is particularly interested in the biological effects of acute and chronic stress on-developing substance use disorders.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its clinical trial collaborations, and the potential therapeutic benefit of its product candidates. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.